Exhibit 99

LETTER TO OUR SHAREHOLDERS

For 2014, our net sales of $140.8 million were 1% less than the $142.5 million we recorded for 2013. Net income, however, increased by 11% to $7.7 million, or $1.23 per diluted share, compared with $6.9 million, or $1.11 per diluted share in 2013. By paying close attention to our supply chain, using lean techniques in our manufacturing process and controlling our administrative costs, we increased our gross margins to 23% compared with 21% in 2013. Based on 2014’s profitability and our strong cash position, we paid a one-time extra dividend of $0.04 per share in addition to our regular quarterly dividend of $0.11 per share. Our most recent dividend represented the Company’s 298th consecutive quarterly dividend.

We made progress in 2014 with our value-creation strategy both internally and externally. Internally, even as softness in some markets served by our OEM customers affected our results, we were able to continue to invest in the development of new products to expand our business with current customers and make inroads into new market sectors. In addition, we continued to focus on our daily operations to ensure that we maximize profit and produce consistent cash flows to adequately fund our product development, facility improvements and dividend.

Externally, our value-creation strategy includes acquiring high-quality businesses that will further enhance or expand our product lines. Since 2000, the Company has completed more than a half-dozen acquisitions, including three of our largest and most significant purchases of industry-leading names: Greenwald Industries, a manufacturer of products mainly for the commercial laundry industry; Canadian Commercial Vehicles, our primary producer of lightweight composite panels; and Royal Lock Corporation, a marketer of locks and specialty hardware products. We have also made additional investments to improve the productivity and efficiency of our U.S. and China facilities and to expand our Mexican operation.

We continued to grow and diversify through acquisition in 2014 with the December 2014 purchase of Argo Transdata Corporation, a contract manufacturer of printed circuit board assemblies. Argo’s products are sold to numerous OEMs in our target markets, including measurement systems, industrial controls, and medical and military markets. This acquisition represents a new initiative and further expands Eastern’s markets and security product operations. Argo will be integrated into our Security Products Group, which utilizes printed circuit boards in several of its products. We plan to expand this business in the coming years both organically and through acquisitions of similar and technologically related companies.

Also in 2014, we established a manufacturing plant in Salisbury, North Carolina, that will produce lightweight composite panels. The panels will be used to produce sleeper cabs for a newly redesigned Class 8 truck. Additionally, the new plant will give us an opportunity to expand our marketing and sales of lightweight composite panel products throughout the eastern United States. We expect the facility to begin production early in the second quarter of 2015.

Looking forward to 2015 and beyond, we are excited about our potential, particularly in the areas of security and safety, where we are expanding our capabilities and product offerings. Having a very strong balance sheet gives us the capability to make capital investments, pursue acquisitions, pay dividends and repurchase shares – all focused on continuing to drive shareholder value. You will be hearing more about these initiatives throughout 2015. Our Board also will continue to receive and consider input from our shareholders, independent consultants and operating management. We appreciate this input and, as always, will evaluate it carefully with regard to the best interests of all shareholders.

Also included in this publication is our annual report on Form 10-K, which we submitted to the Securities and Exchange Commission. I encourage you to read the 10-K as it provides additional detail on the Company’s operations and financial performance for the past three years, including our certifications regarding the strength of our internal financial and operating controls.

I thank our Board of Directors for their attention to executing our strategy and enhancing our corporate governance. I also thank our team of senior operating executives and our entire workforce for their hard work and commitment to continuous improvement, even during years of difficult economic conditions. The Board and I are extremely proud of what they have been able to accomplish.

And I thank you, our shareholders, for your continued support.

/s/Leonard F. Leganza
Leonard F. Leganza
Chairman of the Board
President and Chief Executive Officer

Important Additional Information

The Eastern Company (the “Company”), its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Company’s 2015 Annual Meeting of Shareholders.  Information regarding the names of the Company’s directors and executive officers is set forth in the Company’s definitive proxy statement for the 2015 Annual Meeting of Shareholders filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2015 and in the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015, filed with the SEC on March 13, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other related materials to be filed with the SEC when they become available.

The Company has filed a definitive proxy statement and BLUE proxy card and other related materials with the SEC in connection with the solicitation of proxies for the Company’s 2015 Annual Meeting of Shareholders. COMPANY SHAREHOLDERS AND OTHER INVESTORS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND BLUE PROXY CARD AND OTHER RELATED MATERIALS WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION.

These documents, including any proxy statement (and amendments or supplements thereto) and other related materials filed by the Company with the SEC, are available for no charge at the SEC's website at www.sec.gov and at the Company’s website at www.easterncompany.com. Copies may also be obtained by contacting The Eastern Company Investor Relations by mail at 112 Bridge Street, P.O. Box 460, Naugatuck, CT 06770 or by telephone at 203-729-2255.

Safe Harbor for Forward-Looking Statements

Statements in this document regarding the 2015 Annual Meeting of Shareholders and any other statements about the Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including those set forth in the Company’s reports and filings with the Securities and Exchange Commission. The Company is not obligated to update or revise any forward-looking statements as a result of developments occurring after the date of this document.

The Eastern Company
Leonard F. Leganza or John L. Sullivan III, 203-729-2255